UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SOC Telemed, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78472F101
(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

With a copy to:

William Hughes, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS SOC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

2

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI Finance, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

3

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WPXI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

4

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

5

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

6

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

7

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS WP Global LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

8

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

9

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

10

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
PN

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

11

CUSIP No. 78472F101

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
33,874,965
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
33,874,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,874,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.1%(1)
14	TYPE OF REPORTING PERSON
OO

(1)	Based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

12

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of SOC Telemed, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1768 Business Center Drive, Suite 100, Reston, Virginia 20190.

Item 2. Identity and Background.

(a)-(b) Each of the following is hereinafter individually referred to as a “Warburg Pincus Reporting Person” and collectively as the “Warburg Pincus Reporting Persons.” This statement is filed jointly on behalf of:

(i) SOC Holdings LLC, a Delaware limited liability company (“SOC Holdings”), (ii) WPXI Finance, LP, a Delaware limited partnership (“WPXIF”), (iii) WPXI GP, L.P., a Delaware limited partnership (“WPXIF GP”), (iv) Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WPXI”), (v) Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WPXI Partners”), (vi) Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), (vii) WP Global LLC, a Delaware limited liability company (“WP Global”), (viii) Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), (ix) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), (x) Warburg Pincus & Co. (“WP”), a New York general partnership and (xi) Warburg Pincus LLC, a New York limited liability company (“WP LLC”).

The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated November 9, 2020 (the “Joint Filing Agreement”), is attached hereto as Exhibit 1.

(c) The principal business of SOC Holdings, WPXIF, and WPXI Partners is investing in securities. The principal business of WPXIF GP is performing the functions of, and serving as, the managing general partner of WPXIF and other affiliated WP entities. The principal business of WPXI is performing the functions of, and serving as, the general partner of WPXIF GP and other affiliated WP entities. The principal business of WP XI GP is performing the functions of, and serving as, the general partner of WPXI, WPXI Partners, and other affiliated WP entities. The principal business of WP Global is performing the functions of, and serving as, the general partner of WP XI GP and other affiliated WP entities. The principal business of WPP II is performing the functions of, and serving as, the managing member of WP Global and other affiliated WP entities. The principal business of WPP GP LLC is performing the functions of, and serving as, the general partner of WPP II and other affiliated WP entities. The principal business of WP is performing the functions of, and serving as, the managing member of WPP GP LLC and other affiliated WP entities. The principal business of WP LLC is managing affiliated WP private equity funds, including WPXI Partners and WPXI (collectively referred to as the “WPXI Funds”).

(d) During the last five years, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common Stock reported herein as beneficially owned by SOC Holdings were acquired pursuant to an Agreement and Plan of Merger, dated as of July 29, 2020 (the “Merger Agreement”), by and among Healthcare Merger Corp. (“HCMC”), Sabre Merger Sub I, Inc. (“First Merger Sub”), a wholly owned subsidiary of HCMC, Sabre Merger Sub II, LLC (“Second Merger Sub”), a wholly owned subsidiary of HCMC, and Specialists On Call, Inc. (“Legacy SOC Telemed”), pursuant to which First Merger Sub merged with and into Legacy SOC Telemed, with Legacy SOC Telemed being the surviving corporation, immediately followed by Legacy SOC Telemed merging with and into Second Merger Sub, with Second Merger Sub surviving the merger as a wholly owned subsidiary of HCMC (the “Mergers” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the consummation of the Business Combination on October 30, 2020 (the “Closing”), HCMC changed its name to SOC Telemed, Inc. (the “Issuer”). Pursuant to the terms of the Merger Agreement, the owners of Legacy SOC Telemed prior to the Closing were paid approximately $75.1 million in cash and an aggregate of 48,504,895 shares of Class A Common Stock as Merger Consideration in connection with the Closing, of which SOC Holdings received approximately $51.9 million and the 33,874,965 shares of Class A Common Stock reported herein.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Warburg Pincus Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the other documents described herein, the Warburg Pincus Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Warburg Pincus Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Warburg Pincus Reporting Persons or their affiliates may pursue, subject to the terms of the other documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Warburg Pincus Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Warburg Pincus Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Warburg Pincus Reporting Persons and such affiliates.

Thomas J. Carella and Amr Kronfol, each a Managing Director of WP LLC, serve as members of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

14

Except as described in this Schedule 13D, the Warburg Pincus Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Warburg Pincus Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on a total of 76,773,862 shares of Class A Common Stock outstanding as of October 30, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2020.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Warburg Pincus Reporting Person and, for each Warburg Pincus Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, SOC Holdings directly holds 33,874,965 shares of Class A Common Stock.

SOC Holdings is controlled by WPXIF and WPXI Partners. WPXIF is a subsidiary of WPXI. WPXIF GP is the managing general partner of WPXIF. WPXI is the general partner of WPXIF GP. WP XI GP is the general partner of each of WPXI and WPXI Partners. WP Global is the general partner of WP XI GP. WPP II is the managing member of WP Global. WPP GP LLC is the general partner of WPP II. WP is the managing member of WPP GP LLC. WP LLC is the manager of the WPXI Funds. Investment and voting decisions with respect to the Class A Common Stock held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the Class A Common Stock held by the Warburg Pincus Reporting Persons.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Except as set forth in this Schedule 13D, to the best knowledge of the Warburg Pincus Reporting Persons, none of the individuals listed on Schedule I attached hereto beneficially owns any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has effected any transaction in Class A Common Stock in the past 60 days.

(d) To the best knowledge of the Warburg Pincus Reporting Persons, no one other than the Warburg Pincus Reporting Persons, or the partners, members or affiliates of the Warburg Pincus Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Warburg Pincus Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

15

Amended and Restated Registration Rights Agreement

On October 30, 2020, the Issuer, SOC Holdings and the other stockholders parties thereto entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which the Issuer is obligated to file a registration statement to register the resale of the Class A Common Stock held by SOC Holdings and the other stockholders identified therein. In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, SOC Holdings, the other stockholders identified therein and their respective permitted transferees may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1, or any similar long-form registration statement, or, if available, on Form S-3, to register the shares of Class A Common Stock held by such stockholders. The Amended and Restated Registration Rights Agreement also provides “piggy-back” registration rights to such stockholders, subject to certain requirements and customary conditions.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Investor Rights Agreement

On October 30, 2020, the Issuer and SOC Holdings entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, (a) for so long as SOC Holdings holds at least fifty percent (50%) of the outstanding shares of the Class A Common Stock, it will have the right to designate up to five (5) directors for election to the Issuer’s board of directors, and the size of the Issuer’s board of directors will be set at nine (9) directors, (b) for so long as SOC Holdings holds at least thirty-five percent (35%) but less than fifty percent (50%) of the outstanding shares of the Class A Common Stock, it will have the right to designate up to three (3) directors for election to the Issuer’s board of directors, and the size of the Issuer’s board of directors will be set at nine (9) directors, (c) for so long as SOC Holdings holds at least fifteen percent (15%) but less than thirty-five percent (35%) of the outstanding shares of the Class A Common Stock, it will have the right to designate up to two (2) directors for election to the Issuer’s board of directors, and the size of the Issuer’s board of directors will be set at seven (7) directors and (d) for so long as SOC Holdings holds at least five percent (5%) but less than fifteen percent (15%) of the outstanding shares of the Class A Common Stock, it will have the right to designate one (1) director for election to the Issuer’s board of directors, and the size of the Issuer’s board of directors will be set at seven (7) directors. Pursuant to the Investor Rights Agreement, the Issuer will take all necessary and desirable actions within its control such that the size of the Issuer’s board of directors will be set at either seven (7) directors or nine (9) directors (in accordance with the terms above), unless the Issuer’s board of directors takes authorized action to increase the size of the Issuer’s board of directors and SOC Holdings approves such action.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 9, 2020, by and among the Warburg Pincus Reporting Persons.

Exhibit 2	Merger Agreement, dated as of July 29, 2020, by and among Healthcare Merger Corp., Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and Specialists On Call, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 29, 2020).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of October 30, 2020, by and among SOC Telemed, Inc., HCMC Sponsor LLC and SOC Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

Exhibit 4	Investor Rights Agreement, dated as of October 30, 2020, by and among SOC Telemed, Inc. and SOC Holdings LLC (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2020).

16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2020	SOC HOLDINGS LLC

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Vice President and Secretary

WPXI FINANCE, LP

	By:	WPXI GP, L.P., its managing general partner
	By:	Warburg Pincus Private Equity XI, L.P., its general partner
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WPXI GP, L.P.

	By:	Warburg Pincus Private Equity XI, L.P., its general partner
	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY XI, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

17

WARBURG PINCUS XI PARTNERS, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP GLOBAL LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director
18

Schedule I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC
Roy Ben-Dor	Partner of WP; Member and Managing Director of WP LLC
Damon Beyer	Partner of WP; Member and Managing Director of WP LLC
Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC
Thomas Carella	Partner of WP; Member and Managing Director of WP LLC
Brian Chang	Partner of WP; Member and Managing Director of WP LLC
Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Peter Deming	Partner of WP; Member and Managing Director of WP LLC
Adrienne Filipov	Partner of WP; Member and Managing Director of WP LLC
Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC
Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC
Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC
David Habachy	Partner of WP; Member and Managing Director of WP LLC
William Blake Holden	Partner of WP; Member and Managing Director of WP LLC
John Andrew Holland	Partner of WP; Member and Managing Director of WP LLC
Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Chief Executive Officer of WP LLC
Deborah Kerr	Partner of WP; Member and Managing Director of WP LLC
Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC
Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC
Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC
Harsha Marti	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Andrew Park	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC
Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC
John Rowan	Partner of WP; Member and Managing Director of WP LLC
Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC
Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC
John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC
Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC
David Sreter	Partner of WP; Member and Managing Director of WP LLC
Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
James W. Wilson	Partner of WP; Member and Managing Director of WP LLC
Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

19

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP
Roy Ben-Dor	Member and Managing Director of WP LLC; Partner of WP
Damon Beyer	Member and Managing Director of WP LLC; Partner of WP
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP
Thomas Carella	Member and Managing Director of WP LLC; Partner of WP
Brian Chang	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Peter Deming	Member and Managing Director of WP LLC; Partner of WP
Yi Ding (4)	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Adrienne Filipov	Member and Managing Director of WP LLC; Partner of WP
Max Fowinkel (3)	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP
Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP
Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
David Habachy	Member and Managing Director of WP LLC; Partner of WP
William Blake Holden	Member and Managing Director of WP LLC; Partner of WP
John Andrew Holland	Member and Managing Director of WP LLC; Partner of WP
Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Chief Executive Officer of WP LLC; Managing General Partner of WP
Deborah Kerr	Member and Managing Director of WP LLC; Partner of WP
Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP
Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP
Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP
Vishal Mahadevia	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Harsha Marti	Member and Managing Director of WP LLC; Partner of WP
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
Narendra Ostawal (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Andrew Park	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP
Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP
David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC; Partner of WP
Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP
Anish Saraf (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP
Viraj Sawhney (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP

20

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP
David Sreter	Member and Managing Director of WP LLC; Partner of WP
Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC; Partner of WP
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

As of November 6, 2020

21